PROSPECTUS SUPPLEMENT
------------------------------
(TO PROSPECTUS DATED SEPTEMBER 27, 2000)

                                 $1,000,000,000


                            [Graphic Omitted] NORFOLK
                                              SOUTHERN

                                NORFOLK SOUTHERN
                                   CORPORATION

                    $300,000,000 6 3/4% SENIOR NOTES DUE 2011
                    $700,000,000 7 1/4% SENIOR NOTES DUE 2031

                                ---------------

     The notes due 2011 will bear interest at 6 3/4% per year and will mature on February 15, 2011 and the notes due 2031 will bear interest at 7 1/4% per year and will mature on February 15, 2031. We will pay interest on both series of notes (collectively, the "Offered Securities") on August 15 and February 15 of each year, beginning August 15, 2001. We may redeem the Offered Securities prior to maturity, in whole or in part, as described in this prospectus supplement.

                                ---------------


                           PUBLIC OFFERING    UNDERWRITING    PROCEEDS, BEFORE
                             PRICE (1)          DISCOUNT          EXPENSES
                          ----------------    -------------   ----------------
Per Note due 2011 ......       99.767%           0.650%            99.117%
     Total .............    $299,301,000       $1,950,000       $297,351,000
Per Note due 2031 ......       99.415%           0.875%            98.540%
     Total .............    $695,905,000       $6,125,000       $689,780,000
----------------
     (1) Plus accrued interest from February 6, 2001, if settlement occurs after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Offered Securities will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 6, 2001.

                                ---------------
                                JOINT BOOKRUNNERS
MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER
                                ---------------
                                   CO-MANAGERS
JP MORGAN
    BANC OF AMERICA SECURITIES LLC
        BNY CAPITAL MARKETS, INC.
            BANC ONE CAPITAL MARKETS, INC.
                SALOMON SMITH BARNEY
                    DEUTSCHE BANC ALEX. BROWN
                        FIRST UNION SECURITIES, INC.
                            FLEET SECURITIES, INC.
                                SUNTRUST EQUITABLE SECURITIES
                                    WACHOVIA SECURITIES, INC.
                                        MELLON FINANCIAL MARKETS, LLC
                                            PNC CAPITAL MARKETS, INC.
                                ---------------
           The date of this prospectus supplement is February 1, 2001.

                                                 TABLE OF CONTENTS

                  PROSPECTUS SUPPLEMENT                                           PROSPECTUS
-------------------------------------------------------     ------------------------------------------------------
                                                   PAGE                                                       PAGE
                                                   ----                                                       ----
Norfolk Southern Corporation ....................   S-3     Where You Can Find More Information .............    3
Use of Proceeds .................................   S-3     Incorporation by Reference ......................    3
Capitalization ..................................   S-4     About this Prospectus ...........................    4
Summary Consolidated Financial Data .............   S-5     Certain Forward-Looking Statements ..............    4
Ratio of Earnings to Fixed Charges and                      Norfolk Southern Corporation ....................    5
  Selected Financial Ratios .....................   S-5     Use of Proceeds .................................    5
Description of the Offered Securities ...........   S-6     Ratio of Earnings to Fixed Charges ..............    6
Underwriting ....................................  S-12     The Securities We May Offer .....................    6
Legal Matters ...................................  S-13     Description of Capital Stock ....................    6
                                                            Description of the Depositary Shares ............    9
                                                            Description of Debt Securities ..................   11
                                                            Plan of Distribution ............................   15
                                                            Legal Opinions ..................................   16
                                                            Experts .........................................   16

                                ---------------

You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely on the information contained in or incorporated by reference into this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone does provide you with different or inconsistent information, you may not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus is accurate only as of the date on the bottom of the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

                          NORFOLK SOUTHERN CORPORATION

Norfolk Southern Corporation ("Norfolk Southern" or the "Company") is a Virginia-based holding company that in 1982, acquired control of Southern Railway Company ("Southern") and Norfolk and Western Railway Company ("NW"). Effective December 31, 1990, Southern changed its name to Norfolk Southern Railway Company ("NSR"), and Norfolk Southern transferred all of the common stock of NW to NSR (making NW a wholly owned subsidiary of NSR). Effective September 1, 1998, NW was merged with and into NSR. NSR, with its consolidated subsidiaries, primarily engages in the transportation of freight by rail in a single interterritorial system that currently extends over more than 21,800 miles of road in 22 states primarily in the Southeast and Midwest, in the District of Columbia and in the Province of Ontario, Canada.

As more particularly detailed in the various filings we have incorporated by reference herein, Norfolk Southern and CSX Corporation ("CSX") secured the approval of the Surface Transportation Board, successor to the Interstate Commerce Commission, to own and control Conrail Inc. ("Conrail"), the principal subsidiary of which is Consolidated Rail Corporation ("CRC"), a common carrier that offers rail transportation services in the Northeast. Through a jointly owned entity, Norfolk Southern and CSX own the stock of Conrail. On June 1, 1999, Norfolk Southern and CSX, through their respective railroad subsidiaries, began operating separate portions of Conrail's rail routes and assets. Substantially all such assets are owned by two wholly owned subsidiaries of CRC; one of those subsidiaries, Pennsylvania Lines LLC, has entered into various operating and leasing arrangements with NSR. Certain rail assets still are owned by CRC, which operates them for the joint and exclusive use of NSR and the rail subsidiary of CSX.

Our executive offices are located at Three Commercial Place, Norfolk, Virginia 23510-2191, telephone number: (757) 629-2600. Unless the context indicates otherwise, references to "Norfolk Southern" or to the "Company" are references to Norfolk Southern Corporation and its consolidated subsidiaries.

                                 USE OF PROCEEDS

We expect to use all of the net proceeds from the sale of the Offered Securities to reduce commercial paper borrowings. The commercial paper outstanding on the date of this prospectus supplement bears interest at rates ranging from 6.22% to 7.59% with maturities extending until April 27, 2001.

                                 CAPITALIZATION

The following table sets forth our debt and total capitalization at December 31, 2000, and pro forma after giving effect to the issuance of the Offered Securities described in this prospectus supplement and the application of the net proceeds therefrom as described under "Use of Proceeds." You should read this along with the "Use of Proceeds" section above and the historical financial statements and accompanying notes that we included in our 1999 Annual Report on Form 10-K for the year ended December 31, 1999, our Quarterly Report on Form 10-Q for the nine months ended September 30, 2000, and our Current Report on Form 8-K filed on January 26, 2001, each of which is incorporated by reference into this prospectus supplement. See "Where You Can Find More Information" in the accompanying prospectus.

                                                         HISTORICAL
                                                      DECEMBER 31, 2000      ADJUSTMENTS           PRO FORMA
                                                    --------------------   --------------        -------------
                                                                           ($ IN MILLIONS)
CURRENT DEBT:
   Current maturities of long-term debt ..........           $  297              $   --              $  297
   Notes payable to Conrail ......................               51                                      51
                                                          ---------                               ---------
     Total current debt ..........................              348                                     348
                                                          ---------                               ---------

LONG-TERM DEBT:
   Railway equipment obligations .................              405                                     405
   Notes .........................................            5,400               1,000               6,400
   Commercial paper ..............................            1,132              (1,000)                132
   Capitalized leases ............................              314                                     314
   Other .........................................              119                                     119
   Discounts and Premiums, net ...................              (31)                                    (31)
                                                          ---------           ---------           ---------
     Total long-term debt ........................            7,339                                   7,339
                                                          ---------           ---------           ---------

STOCKHOLDERS' EQUITY:
   Common stock, $1.00 per share par value,
     1,350,000,000 shares authorized;
     405,421,447 shares issued ...................              405                                     405
   Additional paid-in capital ....................              392                                     392
   Accumulated other
     comprehensive income ........................               (6)                                     (6)
   Retained income ...............................            5,053                                   5,053
   Treasury stock, at cost,
     21,363,974 shares ...........................              (20)                                    (20)
                                                          ---------                               ---------
     Total stockholders' equity ..................            5,824                                   5,824
                                                          ---------                               ---------
     Total capitalization ........................          $13,511            $     --             $13,511
                                                          =========           =========           =========
TOTAL DEBT TO TOTAL CAPITALIZATION ...............             56.9%                                   56.9%
                                                          =========                               =========

                       SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data derived from our historical consolidated financial statements. The financial information set forth below should be read in conjunction with the historical financial statements and accompanying notes that we included in our 1999 Annual Report on Form 10-K for the year ended December 31, 1999, and our Current Report on Form 8-K filed on January 26, 2001, each of which is incorporated by reference into this prospectus supplement. See "Where You Can Find More Information" in the accompanying prospectus.

                                                    THREE MONTHS ENDED
                                                       DECEMBER 31,
                                                  -----------------------
                                               2000                    1999
                                               -----                   -----
                                          ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Railway operating revenues(1) ...........      $ 1,524                $ 1,488
Net income ..............................            5(2)                  31
Earnings per share, basic and diluted ...         0.01(2)                0.08

-----------------
(1) Effective October 1, 2000, Norfolk Southern adopted the consensus reached by the Emerging Issues Task Force of the Financial Accounting Standards Board concerning Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."The consensus presents indicators to consider in establishing the accounting for revenue. As a result of the application of this consensus, Norfolk Southern has reclassified to railway operating expenses certain charges that previously have been reported net with railway operating revenues. This change in reporting has no effect on net income. Prior period amounts have been reclassified to conform to the current presentation.

(2) Results for the three months ended December 31, 2000, included $64 million of workforce reduction costs, which reduced net income by $39 million and earnings per share, basic and diluted, by $0.10. These costs included pension expense associated with an early retirement program and costs for voluntary separation programs. Excluding the effects of these costs, net income would have been $44 million and earnings per share, basic and diluted, would have been $0.11.



        RATIO OF EARNINGS TO FIXED CHARGES AND SELECTED FINANCIAL RATIOS

For purposes of computing each ratio of earnings to fixed charges, "earnings" represents income before income taxes, plus interest expenses (including a portion of rental expenses representing an interest factor) and subsidiaries' preferred dividend requirements, less the equity in undistributed earnings of 20%-49% owned companies, net of dividends. "Fixed charges" represents interest expenses (including a portion of rental expense representing an interest factor) plus capitalized interest and subsidiaries' preferred dividend requirements on a pretax basis. "Earnings before income taxes" includes Norfolk Southern's share of Conrail's earnings before income taxes, net of equity in earnings of Conrail already included in Norfolk Southern's earnings. "Interest on indebtedness" includes Norfolk Southern's share of Conrail's interest on indebtedness.

The following table sets forth the ratio of earnings to fixed charges and selected financial ratios for the periods indicated:

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                      2000 (1)      1999       1998        1997        1996
                                                     ----------   --------- ----------  ----------  ----------
Ratio of earnings to fixed charges ................      1.40        1.53       2.39        2.99        6.84
EBIT/Interest (2) .................................      1.32        1.44       2.38        3.13        8.12
EBITDA/Interest (3) ...............................      2.52        2.63       3.52        4.39       10.69
Total debt to total capitalization ................     56.9%       58.0%      56.3%       57.9%       27.6%

---------------
(1) Year 2000 pretax earnings included $165 million of workforce reduction costs, which reduced net income by $101 million. These costs included pension expense associated with early retirement programs, costs for voluntary separation programs and protective benefits related to other actions taken to reduce the workforce. Excluding the effects of these costs, the 2000 ratio of earnings to fixed charges would have been 1.62; EBIT/Interest would have been 1.56; and EBITDA/Interest would have been 2.76.

(2) For purposes of computing EBIT/interest, "EBIT" represents earnings before income taxes (including the earnings of motor carrier operations sold in March 1998 but excluding the gain on such sale) plus interest expense on indebtedness less equity in undistributed earnings of 20%-49% owned companies, net of dividends. "Interest" in the denominator includes interest on indebtedness, whether expensed or capitalized. "Earnings before income taxes" includes Norfolk Southern's share of Conrail's earnings before income taxes, net of equity in earnings of Conrail already included in Norfolk Southern's earnings. "Interest on indebtedness" includes Norfolk Southern's share of Conrail's interest on indebtedness.

(3) For purposes of computing EBITDA/interest, "EBITDA" represents earnings before income taxes (including the earnings of motor carrier operations sold in March 1998 but excluding the gain on such sale) plus interest expense on indebtedness less equity in undistributed earnings of 20%-49% owned companies, net of dividends, plus depreciation and amortization. "Interest" in the denominator includes interest on indebtedness, whether expensed or capitalized. "Earnings before income taxes" includes Norfolk Southern's share of Conrail's earnings before income taxes, plus interest expense on indebtedness. "Depreciation and amortization" includes Norfolk Southern's share of Conrail's depreciation and amortization and the additional depreciation and amortization recorded as part of Norfolk Southern's equity in earnings of Conrail. "Interest on indebtedness" includes Norfolk Southern's share of Conrail's interest on indebtedness. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance. The Company believes EBITDA is helpful in understanding cash flow generated from operations that is available for debt service, taxes and capital expenditures. EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statements of operations or cash flow data prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company.



                      DESCRIPTION OF THE OFFERED SECURITIES

Information in this section should be read in conjunction with the statements under "Description of Debt Securities" in the accompanying prospectus.

The Offered Securities will be senior debt issued under a supplement to an indenture, dated as of January 15, 1991, as supplemented by the First Supplemental Indenture, dated May 19, 1997, the Second Supplemental Indenture, dated April 26, 1999, the Third Supplemental Indenture, dated May 23, 2000, and the Fourth Supplemental Indenture, dated February 6, 2001, and as amended or supplemented from time to time (the "Senior Indenture") between Norfolk Southern and U.S. Bank Trust National Association, formerly known as First Trust of New York National Association, as successor trustee (the "Trustee"). The Offered Securities offered by this prospectus supplement are two separate series of debt securities under the Senior Indenture.

GENERAL

The notes due 2011 will initially be limited to $300,000,000 principal amount and the notes due 2031 will initially be limited to $700,000,000 principal amount unless we "reopen" the respective issue of debt securities by issuing additional debt securities of such series. The Offered Securities will bear interest at the applicable annual rates stated on the cover page of this prospectus supplement. Interest will be payable semi-annually on August 15 and February 15 of each year, beginning August 15, 2001. Interest on the Offered Securities will accrue from February 6, 2001, or from the most recent date to which interest has been paid or provided for. Interest on the Offered Securities will be paid to holders of record on the August 1 or February 1 immediately before the interest payment date. If any interest payment date or a maturity date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after such interest payment date or such maturity date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in the City of New York are open for business. Interest and principal will be payable in U.S. dollars at the Trustee's New York corporate trust office, which is located at 100 Wall Street, Suite 1600, New York, New York 10005. The notes due 2011 will mature on February 15, 2011 and the notes due 2031 will mature on February 15, 2031. The Offered Securities will be issued only in denominations of $1,000 and integral multiples of $1,000. There will be no sinking fund payments for the Offered Securities.

RANKING

The Offered Securities will be senior unsecured obligations of Norfolk Southern and will rank equally with all of our other senior unsecured indebtedness. On a pro forma basis as of December 31, 2000, after giving effect to the offering of the Offered Securities, we would have $6,732 million of outstanding senior indebtedness (none of which is secured indebtedness) not including the debt of our subsidiaries. Because we are a holding company, the Offered Securities effectively will rank junior to all liabilities of our subsidiaries. As of December 31, 2000, total liabilities (other than intercompany liabilities) of our railroad subsidiaries were approximately $6,066 million and debt of our subsidiaries was approximately $934 million.

OPTIONAL REDEMPTION

The notes due 2011 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 20 basis points for the notes, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

The notes due 2031 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 25 basis points for the notes, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Treasury Yield" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Yield will be calculated on the third Business Day preceding the redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity most comparable to the remaining term of the applicable series of notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of maturity comparable to the remaining term of such notes.

"Independent Investment Banker" means Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. Incorporated or, if either such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with us.

"Comparable Treasury Price" means, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer" means each of Merrill Lynch Government Securities, Inc. and Morgan Stanley & Co. Incorporated and their respective successors; PROVIDED, HOWEVER, that if one of the foregoing ceases to be a primary U.S. Government securities dealer in New York, New York (a "Primary Treasury Dealer") or otherwise fails to provide a Reference Treasury Dealer Quotation, the Corporation will substitute therefor another Primary Treasury Dealer.

"Reference Treasury Dealer Quotation" means a quotation for a Comparable Treasury Issue provided by a Reference Treasury Dealer.

COVENANTS

The Senior Indenture will be supplemented to contain the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the notes of each series offered hereby is outstanding.

LIMITATION ON LIENS ON STOCK OR INDEBTEDNESS OF PRINCIPAL SUBSIDIARIES. The Company will not, and will not permit any of its Subsidiaries to, create, assume, incur or suffer to exist any mortgage, pledge, lien, encumbrance, charge or security interest of any kind, other than a Purchase Money Lien, upon any stock or indebtedness, now owned or hereafter acquired, of any Principal Subsidiary, to secure any Obligation (other than the notes) of the Company, any Subsidiary or any other person, without in any such case making effective provision whereby all of the outstanding notes are secured on an equal and ratable basis with the obligations so secured. This restriction does not apply to any mortgage, pledge, lien, encumbrance, charge or security interest on any stock or indebtedness of a corporation existing at the time such corporation becomes a Subsidiary. This provision does not restrict any other property of the Company or its Subsidiaries. "Obligation" is defined as indebtedness for money borrowed or indebtedness evidenced by a bond, note, debenture or other evidence of indebtedness. "Purchase Money Lien" is defined as any mortgage, pledge, lien, encumbrance, charge or security interest of any kind upon any stock or indebtedness of any Principal Subsidiary acquired after the date any notes are first issued if such Purchase Money Lien is for the purpose of financing, and does not exceed, the cost to the Company or any Subsidiary of acquiring the indebtedness of such Principal Subsidiary and such financing is effected concurrently with, or within 180 days after, the date of such acquisition. "Principal Subsidiary" is defined as NSR. "Subsidiary" is defined as an entity a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company or one or more Subsidiaries, but does not include Conrail. The Senior Indenture does not prohibit the sale by the Company or any Subsidiary of any stock or indebtedness of any Subsidiary.

LIMITATIONS ON FUNDED DEBT. The Senior Indenture provides that the Company will not permit any Restricted Subsidiary to incur, issue, guarantee or create any Funded Debt unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Funded Debt of the Restricted Subsidiaries would not exceed an amount equal to 15% of Consolidated Net Tangible Assets.

The limitation on Funded Debt will not apply to, and there will be excluded from Funded Debt in any computation under such restriction, Funded Debt secured by:

          (1) Liens on real or physical property of any corporation existing at the time such corporation becomes a Subsidiary;

          (2) Liens on real or physical property existing at the time of acquisition thereof incurred within 180 days of the time of acquisition thereof (including, without limitation, acquisition through merger or consolidation) by the Company or any Restricted Subsidiary;

          (3) Liens on real or physical property thereafter acquired (or constructed) by the Company or any Restricted Subsidiary and created prior to, at the time of, or within 270 days after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or the construction price) thereof;

          (4)  Liens in favor of the Company or any Restricted Subsidiary;

          (5) Liens in favor of the United States of America, any State thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute;

          (6) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from federal income taxation pursuant to Section 103(b) of the Internal Revenue Code of 1954, as amended;

          (7) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Funded Debt if made and continuing in the ordinary course of business;

          (8) Liens incurred (no matter when created) in connection with the Company's or a Restricted Subsidiary's engaging in a leveraged or single-investor lease transaction; PROVIDED, HOWEVER, that the instrument creating or evidencing any borrowings secured by such Lien will provide that such borrowings are payable solely out of the income and proceeds of the property subject to such Lien and are not a general obligation of the Company or such Restricted Subsidiary;

          (9) Liens under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety, repletion and appeal bonds to which the Company or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business, or Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens and Liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, or Liens for taxes not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by the Company or any Restricted Subsidiary, as the case may be, or minor survey exceptions, minor encumbrances, easement or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens on the use of real properties, which Liens, exceptions, encumbrances easements, reservations, rights and restrictions do not, in the opinion of the Company, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries;

          (10) Liens incurred to finance construction, alteration or repair of any real or physical property and improvements thereto prior to or within 270 days after completion of such construction, alteration or repair;

          (11) Liens incurred (no matter when created) in connection with a Securitization Transaction;

          (12) Liens on property (or any Receivable arising in connection with the lease thereof) acquired by the Company or a Restricted Subsidiary through repossession, foreclosure or liens proceeding and existing at the time of the repossession, foreclosure, or like proceeding;

          (13) Liens on deposits of the Company or a Restricted Subsidiary with banks (in the aggregate, not exceeding $50 million), in accordance with customary banking practice, in connection with the providing by the Company or a Restricted Subsidiary of financial accommodations to any Person in the ordinary course of business; or

          (14) any extension, renewal, refunding or replacement of the foregoing.

The definitions set forth below apply only to the foregoing limitations on Funded Debt.

"Consolidated Net Tangible Assets" means, at any date, the total assets appearing on the most recent consolidated balance sheet of the Company and Restricted Subsidiaries as at the end of the fiscal quarter of the Company ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, less (1) all current liabilities (due within one year) as shown on such balance sheet, (2) applicable reserves, (3) investments in and advances to Securitization Subsidiaries and Subsidiaries of Securitization Subsidiaries that are consolidated on the consolidated balance sheet of the Company and its Subsidiaries, and (4) Intangible Assets and liabilities relating thereto.

"Funded Debt" means (1) any indebtedness of a Restricted Subsidiary maturing more than 12 months after the time of computation thereof, (2) guarantees by a Restricted Subsidiary of Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (3) all preferred stock of such Restricted Subsidiaries, and (4) all Capital Lease Obligations (as defined in the Senior Indenture) of a Restricted Subsidiary.

"Indebtedness" means, at any date, without duplication, (1) all obligations for borrowed money of a Restricted Subsidiary or any other indebtedness of a Restricted Subsidiary, evidenced by bonds, debentures, notes or other similar instruments, and (2) Funded Debt, except such obligations and other indebtedness of a Restricted Subsidiary and Funded Debt, if any, incurred as a part of a Securitization Transaction.

"Intangible Assets" means at any date, the value (net of any applicable reserves) as shown on or reflected in the most recent consolidated balance sheet of the Company and the Restricted Subsidiaries as at the end of the fiscal quarter of the Company ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, of: (1) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles; (2) organizational and development costs;
(3) deferred charges (other than prepaid items, such as insurance, taxes, interest, commissions, rents, deferred interest waiver, compensation and similar items and tangible assets being amortized); and (4) unamortized debt discount and expense, less unamortized premium.

"Liens" means such pledges, mortgages, security interests and other liens, including purchase money liens, on property of the Company or any Restricted Subsidiary which secure Funded Debt.

"Receivables" mean any right of payment from or on behalf of any obligor, whether constituting an account, chattel paper, instrument, general intangible or otherwise, arising, either directly or indirectly, from the financing by the Company or any Subsidiary of the Company of property or services, monies due thereunder, security interests in the property and services financed thereby and any and all other related rights.

"Restricted Subsidiary" means each Subsidiary of the Company other than Securitization Subsidiaries and Subsidiaries of Securitization Subsidiaries.

"Securitization Subsidiary" means a Subsidiary of the Company (1) which is formed for the purpose of effecting one or more Securitization Transactions and engaging in other activities reasonably related thereto and (2) as to which no portion of the Indebtedness (as defined in the Senior Indenture) or any other obligations (a) is guaranteed by any Restricted Subsidiary, or (b) subjects any property or assets of any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to any lien, other than pursuant to representations, warranties and covenants (including those related to servicing) entered into in the ordinary course of business in connection with a Securitization Transaction and inter-company notes and other forms of capital or credit support relating to the transfer or sale of Receivables or asset-backed securities to such Securitization Subsidiary and customarily necessary or desirable in connection with such transactions.

"Securitization Transaction" means any transaction or series of transactions that have been or may be entered into by the Company or any of its Subsidiaries in connection with or reasonably related to a transaction or series of transactions in which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (1) a Securitization Subsidiary or (2) any other Person, or may grant a security interest in, any Receivables or asset-backed securities or interest therein (whether such Receivables or securities are then existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto, including, without limitation, all security interests in the property or services financed thereby, the proceeds of such Receivables or asset-backed securities and any other assets which are sold in respect of which security interests are granted in connection with securitization transactions involving such assets.

BOOK-ENTRY SYSTEM

The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and the transfers of interests in the global notes. Upon issuance, the Offered Securities will be issued only in the form of one or more definitive global securities which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for notes in definitive form under the limited circumstances described below, a global note may not be transferred except as a whole (1) by DTC to a nominee, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Ownership of beneficial interests in a global note will be limited to persons that have accounts with DTC for such global note ("participants") or persons that may hold interests through participants. Upon the issuance of a global note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the notes represented by such global note beneficially owned by such participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the global notes.

So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the Senior Indenture. Except as set forth below, owners of beneficial interests in a global note will not be entitled to have notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of such notes in certificated form and will not be considered the registered owners or holders thereof under the Senior Indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Senior Indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action that a holder is entitled to give or take under the Senior Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or to take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal and interest payments on interests represented by a global note will be made to DTC or its nominee, as the case may be, as the registered owner of such global note. None of Norfolk Southern, the Trustee or any other agent of Norfolk Southern or agent of the Trustee will have any responsibility or liability for any facet of the records relating to or payments made on account of beneficial ownership of interests. We expect that DTC, upon receipt of any payment of principal or interest in respect of a global note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such global note as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

If DTC is at any time unwilling or unable to continue as depository for the notes, and we fail to appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934 (the "Exchange Act") within 90 days, we will issue notes in definitive form in exchange for the respective global notes. Any notes issued in definitive form in exchange for the global notes will be registered in such name or names, and will be issued in denominations of $1,000 and integral multiples of $1,000, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the global notes.

DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

Settlement for the Offered Securities will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the Offered Securities will be made by us in immediately available funds.

The Offered Securities will trade in DTC's Same-Day Funds Settlement System until maturity and secondary market trading activity in the Offered Securities will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Offered Securities.

FURTHER ISSUES

We may from time to time, without notice to or the consent of the registered holders of the Offered Securities, create and issue further notes ranking pari passu with the Offered Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the Offered Securities.

ADDITIONAL TERMS

For additional important information about the Offered Securities, see "Description of Debt Securities" in the accompanying prospectus. That information includes:

         o  additional information on the terms of the Offered Securities;
         o  general information on the Senior Indenture and Trustee;
         o a description of the limitation on consolidation, merger and sale of assets; and
         o  a description of events of default under the Senior Indenture.

                                  UNDERWRITING

We are selling the Offered Securities to the underwriters named below pursuant to an underwriting agreement dated February 1, 2001. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as joint bookrunners. Subject to certain conditions, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amount of Offered Securities set forth in the following table:

                                                   PRINCIPAL AMOUNT             PRINCIPAL AMOUNT
UNDERWRITERS                                       OF NOTES DUE 2011            OF NOTES DUE 2031
--------------                                   ---------------------        --------------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated ........................        $112,500,000                  $262,500,000
Morgan Stanley & Co. Incorporated .............         112,500,000                   262,500,000
Chase Securities Inc. .........................          15,000,000                    35,000,000
Banc of America Securities LLC ................           6,000,000                    14,000,000
BNY Capital Markets, Inc. .....................           6,000,000                    14,000,000
Banc One Capital Markets, Inc. ................           6,000,000                    14,000,000
Salomon Smith Barney Inc. .....................           6,000,000                    14,000,000
Deutsche Banc Alex. Brown Inc. ................           6,000,000                    14,000,000
First Union Securities, Inc. ..................           6,000,000                    14,000,000
Fleet Securities, Inc. ........................           6,000,000                    14,000,000
SunTrust Equitable Securities .................           6,000,000                    14,000,000
Wachovia Securities, Inc. .....................           6,000,000                    14,000,000
Mellon Financial Markets, LLC .................           3,000,000                     7,000,000
PNC Capital Markets, Inc. .....................           3,000,000                     7,000,000
                                                     --------------                --------------
  Total .......................................        $300,000,000                  $700,000,000
                                                     ==============                ==============

The underwriters have advised us that they propose initially to offer the Offered Securities of each series to the public at the respective public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount in the case of the notes due 2011 and 0.50% of the principal amount in the case of the notes due 2031. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the Offered Securities to certain other dealers. After the initial public offering, the public offering price, concession and discount for either or both of the Offered Securities may be changed.

Each series of the Offered Securities is a new issue of securities, and there is currently no established trading market for either of them. In addition, we do not intend to apply for the Offered Securities to be listed on any securities exchange or to arrange for them to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the Offered Securities, but they are not obligated to do so. The underwriters may discontinue any market making in the Offered Securities at any time without notice. We can give you no assurances as to the liquidity of, or any trading market for, the Offered Securities.

In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the Offered Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Offered Securities. If the underwriters create a short position in the Offered Securities in connection with this offering, I.E., if they sell a greater aggregate principal amount of Offered Securities than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing Offered Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Securities. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

In the ordinary course of their respective businesses, certain of the underwriters or their affiliates from time to time have provided and may continue to provide commercial and investment banking and other financial services to us.

We estimate that the total expense of the offering, excluding underwriting discounts and commissions, will be approximately $150,000.


                                  LEGAL MATTERS

The validity of the Offered Securities will be passed upon for us by Joseph C. Dimino, Esq., General Counsel-Corporate of the Company, Norfolk, Virginia (or by such other senior corporate counsel as may be designated by us). Mr. Dimino, in his capacity as General Counsel-Corporate for us, is a participant in various employee benefit and incentive plans, including stock option plans, offered to employees of the Company. Certain legal matters relating to the offering of the Offered Securities will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP will rely as to certain matters of Virginia law on the opinion of Joseph C. Dimino, Esq., General Counsel-Corporate for us (or such other senior corporate counsel as may be designated by us). Skadden, Arps, Slate, Meagher & Flom LLP has from time to time provided and may continue to provide legal advice and services to us.

                      [This Page Intentionally Left Blank]

PROSPECTUS




$1,000,000,000




NORFOLK SOUTHERN CORPORATION

Common Stock, Preferred Stock, Depositary Shares and Debt Securities
--------------------------------------------------------------------------------











     We may sell, from time to time, in one or more offerings:



                                 o common stock
                                 o preferred stock
                                 o depositary shares
                                 o debt securities



      The total offering price of these securities, in the aggregate, will not exceed $1,000,000,000. We will provide the specific terms of any securities we actually offer for sale in supplements to this prospectus. You should read this prospectus and the supplements carefully before you decide to invest in any of these securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.











               The date of this prospectus is September 27, 2000.

                                TABLE OF CONTENTS

                                                                            PAGE

Where You Can Find More Information.......................................    3

Incorporation by Reference................................................    3

About this Prospectus.....................................................    4

Certain Forward-Looking Statements........................................    4

Norfolk Southern Corporation..............................................    5

Use of Proceeds...........................................................    5

Ratio of Earnings to Fixed Charges........................................    6

The Securities We May Offer...............................................    6

Description of Capital Stock..............................................    6

Description of the Depositary Shares......................................    9

Description of Debt Securities............................................   11

Plan of Distribution......................................................   15

Legal Opinions............................................................   16

Experts...................................................................   16

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 5000 West Madison Street (Suite 1400), Chicago, Illinois 60601. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our common stock is listed and traded on the New York Stock Exchange (the "NYSE"). You may also inspect the information we file with the SEC at the NYSE, 20 Broad Street, New York, New York 10005. Our Internet address is http://www.nscorp.com.


                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with the SEC after the date of this prospectus automatically will update and supersede information contained in this prospectus.

     We incorporate by reference the following documents that we have filed with the SEC:

     o Annual Report on Form 10-K for the year ended December 31, 1999;

     o Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     o Current Reports on Form 8-K, dated March 31, 2000, May 23, 2000, May 24, 2000 and September 26, 2000;

     o Registration Statement on Form 8-B, dated April 23, 1982, describing our common stock, including any amendments or reports filed for the purpose of updating such description; and

     o Registration Statement on Form 8-A, dated September 26, 2000, describing our preferred stock purchase rights plan, including any amendments or reports filed for the purpose of updating such description.

     We also incorporate by reference any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") after the date of this prospectus but before the end of the offering of the securities under this prospectus.

     You may request a copy of any filings referred to above (including exhibits), at no cost, by contacting us at the following address: Norfolk Southern Corporation, Three Commercial Place, Norfolk, Virginia 23510-9219,
Attention: Corporate Secretary, telephone number: (757) 629-2680.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the SEC. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus in a dollar amount that does not exceed $1,000,000,000. For further information about our business and the securities, you should refer to this registration statement and its exhibits. The exhibits to our registration statement and the documents we incorporate by reference contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we may offer, you should review the full text of these documents. The registration statement can be obtained from the SEC as indicated under the heading "Where You Can Find More Information."

     This prospectus provides you with only a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described above under the heading "Where You Can Find More Information."

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with different information. If anyone does provide you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.


                       CERTAIN FORWARD-LOOKING STATEMENTS

     This prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to Norfolk Southern Corporation ("Norfolk Southern" or the "Company") that is based on the beliefs of management as well as assumptions made by, and information currently available to, the management of Norfolk Southern. When used in this prospectus or any prospectus supplement, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to Norfolk Southern or the management of Norfolk Southern, identify forward-looking statements. Such statements, which include, without limitation, the matters set forth herein or in any prospectus supplement under the caption "Norfolk Southern Corporation," reflect the views of the Company with respect to future events over which the Company has no or incomplete control. In addition, realization of the expected outcomes is subject to certain risks. These forward-looking statements also are subject to uncertainties and assumptions relating to the operations and results of operations of Norfolk Southern. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein, or in any prospectus supplement, as anticipated, believed, estimated, expected, intended or with words of similar import.

                          NORFOLK SOUTHERN CORPORATION

     Norfolk Southern, a Virginia-based holding company, was incorporated on July 23, 1980 under the laws of the Commonwealth of Virginia. In 1982, Norfolk Southern acquired control of Southern Railway Company ("Southern") and Norfolk and Western Railway Company ("NW"). Effective December 31, 1990, Southern changed its name to Norfolk Southern Railway Company ("NSR"), and Norfolk Southern transferred all common stock of NW to NSR (making NW a wholly owned subsidiary of NSR). Effective September 1, 1998, NW was merged with and into
NSR. NSR, with its consolidated subsidiaries, primarily engages in the transportation of freight by rail in a single interterritorial system that extends over approximately 21,800 miles of road in 22 states, in the District of Columbia and in the Province of Ontario, Canada. Another of the Company's subsidiaries, Pocahontas Land Corporation, manages approximately one million acres of natural resource properties in Alabama, Illinois, Kentucky, Tennessee, Virginia and West Virginia.

     As more particularly detailed in the various filings we have incorporated by reference herein, Norfolk Southern and CSX Corporation ("CSX") secured the approval of the Surface Transportation Board, successor to the Interstate Commerce Commission, to own and control Conrail Inc. ("Conrail"), the principal subsidiary of which is Consolidated Rail Corporation ("CRC"), a common carrier that offers rail transportation services in the Northeast. Through a jointly owned entity, Norfolk Southern and CSX own the stock of Conrail. On June 1, 1999, Norfolk Southern and CSX, through their respective railroad subsidiaries, began operating separate portions of Conrail's rail routes and assets. Substantially all such assets are owned by two wholly owned subsidiaries of CRC; one of those subsidiaries, Pennsylvania Lines LLC ("PRR"), has entered into various operating and leasing arrangements with NSR. Certain rail assets still are owned by CRC, which operates them for the joint and exclusive benefit of and use by NSR and the rail subsidiary of CSX.

     Our executive offices are located at Three Commercial Place, Norfolk, Virginia 23510-2191, telephone number: (757) 629-2600. Unless the context indicates otherwise, references to "Norfolk Southern" or the "Company" are references to Norfolk Southern Corporation and its consolidated subsidiaries.


                                 USE OF PROCEEDS

     Unless the accompanying prospectus supplement indicates otherwise, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including the redemption and refinancing of outstanding indebtedness, acquisitions, increasing our working capital and other business opportunities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     In order to compute the ratio of earnings to fixed charges, "earnings" represents our income before income taxes, plus our share of Conrail's income before income taxes, net of equity in earnings of Conrail included in Norfolk Southern's income from continuing operations before taxes as reported, plus our interest expenses and our portion of Conrail's interest expenses (including, in each case, a portion of rental expenses that represents interest), and our subsidiaries' preferred stock dividend requirements, less our equity in the undistributed earnings of companies in which we have a 20%-49% ownership interest. "Fixed charges" represents Norfolk Southern's interest expenses and our portion of Conrail's interest expenses (including, in each case, a portion of rental expenses that represents interest), plus our capitalized interest and our subsidiaries' preferred stock dividend requirements on a pre-tax basis.

     The following table sets forth our ratio of earnings to fixed charges for each period indicated:

                                                     SIX MONTHS
                                                       ENDED
                                                       JUNE 30,               YEAR ENDED DECEMBER 31
                                                  -----------------      ---------------------------------
                                                  2000(1)      1999      1999   1998    1997   1996   1995
                                                  ------       ----      ----   ----    ----   ----   ----
Ratio of Earnings to Fixed Charges                 1.27        1.65      1.53   2.39    2.99   6.84   6.63

-------------
(1) Pre-tax earnings for the six months ended June 30, 2000, included a $101 million work force reduction charge, which lowered net income by $62 million. The charge included pension expense associated with a voluntary early retirement program and protective benefits related to other actions taken to reduce the size of the work force. Excluding the effects of this charge, the ratio of earnings to fixed charges for the six months ended June 30, 2000, would have been 1.54.


                           THE SECURITIES WE MAY OFFER

     We may sell from time to time, in one or more offerings, common stock, preferred stock, depositary shares and debt securities in a dollar amount that does not exceed $1,000,000,000. This prospectus contains only a summary of the securities we may offer. The specific terms of any securities we actually offer for sale, together with the terms of that offering, the initial price and the net proceeds to the Company from the sale of such securities, will be set forth in an accompanying prospectus supplement. That prospectus supplement also will contain information, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.


                          DESCRIPTION OF CAPITAL STOCK

     The following summary of our common stock and preferred stock is not meant to be a complete description. For more information, you also should refer to our Restated Articles of Incorporation (the "Articles of Incorporation"), our Bylaws (the "Bylaws"), the Virginia Stock Corporation Act (the "Virginia Act") and the Rights Agreement (the "Rights Agreement"), dated as of September 26, 2000, between Norfolk Southern and The Bank of New York. Under the Articles of Incorporation, our authorized capital stock consists of 1,350,000,000 shares of common stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, without par value. We will describe the specific terms of any common stock or preferred stock we may offer in a prospectus supplement. The specific terms we describe in a prospectus supplement may differ from the terms we describe below.

COMMON STOCK

     As of August 31, 2000, Norfolk Southern had 383,486,282 shares of common stock issued and outstanding. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on the books of the Company. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock (of which there currently is none), the persons who hold 50% or more of the outstanding common stock entitled to elect members of the board of directors (the "Board"), can elect all of the directors who are up for election in a particular year.

     If the Board declares a dividend, common stockholders will receive payments from the funds of Norfolk Southern that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is issued. If Norfolk Southern is dissolved, the holders of common stock will be entitled to share ratably in all the assets that remain after we pay (i) our liabilities and (ii) any amounts we may owe to the persons who hold our preferred stock, if any is issued. Common stockholders do not have preemptive rights, and they have no right to convert their common stock into any other securities. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

     The transfer agent and registrar for our common stock is The Bank of New York.

PREFERRED STOCK

     No shares of preferred stock are issued or outstanding. However, 600,000 shares of preferred stock designated as "Series A Junior Participating Preferred Stock" are authorized and reserved for issuance in connection with the Rights Agreement described below. Our Articles of Incorporation authorize the Board to issue preferred stock in one or more series and to determine the liquidation preferences, voting rights, dividend rights, conversion rights and redemption rights of each such series. The ability of the Board to issue and set the terms of preferred stock could make it more difficult for a third person to acquire control of Norfolk Southern. The Board has the authority to fix the following terms of any series of preferred stock, each of which will be set forth in the related prospectus supplement:

     o the designation of the series;

     o the number of shares offered;

     o the initial offering price;

     o the dividend rate, the dividend periods, the dates payable and whether dividends will be cumulative or noncumulative;

     o the voting rights;

     o any redemption or sinking fund provisions;

     o any conversion or exchange provisions;

     o whether the shares will be listed on a securities exchange;

     o the liquidation preference, and other rights that arise upon the liquidation, dissolution or winding-up of Norfolk Southern; and

     o any other rights, preferences and limitations that pertain to the series.

     Norfolk Southern will designate the transfer agent and registrar for each series of preferred stock in the prospectus supplement.

RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     On September 26, 2000, the Board adopted the Rights Agreement and declared a dividend of one right for each share of common stock outstanding as of October 16, 2000. Each right entitles the holder to purchase one one-thousandth
(1/1000th) of a share of a new series of preferred stock of the Company designated as "Series A Junior Participating Preferred Stock" at an exercise price of $85.00. Rights are only exercisable (under certain circumstances specified in the Rights Agreement) when there has been a distribution of the rights (and such rights are no longer redeemable by the Company). A distribution of the rights would occur upon the earlier of: (i) 10 business days (or such later date as the Board shall determine) following a public announcement that any person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock, other than as a result of repurchases of stock by the Company or through inadvertence by certain institutional stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in any person or group acquiring beneficial ownership of 15% or more of the outstanding shares of common stock.

     The rights will expire at 5:00 P.M. (New York City time) on September 26, 2010, unless such date is extended or the rights are earlier redeemed or exchanged by the Company. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, no right to vote or to receive dividends.

     If any person or group acquires 15% or more of the Company's outstanding common stock, the "flip-in" provision of the rights will be triggered and the rights will entitle a holder (other than such person or any member of such group, as such rights will be null and void) to acquire a number of additional shares of the Company's common stock having a market value of twice the exercise price of each right. In the event the Company is involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of shares of the acquiring company's common stock having a market value at that time of twice the rights' exercise price.

     Any of the provisions of the Rights Agreement may be amended by the Board prior to the distribution of the rights. After such distribution, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.

     The existence of the Rights Agreement and the rights is intended to deter coercive or partial offers which will not provide fair value to all stockholders and to enhance the Board's ability to represent all stockholders and thereby maximize stockholder value.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION

     Our Articles of Incorporation contain certain provisions that, in effect, may delay, deter or prevent a third person from acquiring control of Norfolk Southern. Under the Articles of Incorporation, the Board consists of three classes of directors; each class serves a staggered three-year term, and each such term ends in a successive year. This provision may make it more difficult for a third person to acquire control of Norfolk Southern since it normally would require two annual stockholders' meetings in order for a potential acquiror to elect a majority of the directors. Because it may take a relatively long period of time for potential acquirors to obtain control, they may be less likely to initiate a proxy contest to elect directors or purchase a substantial block of Norfolk Southern's common stock. These provisions, together with certain terms of preferred stock noted above, could cause our common stock to trade at a lower price than if these provisions did not exist.

CERTAIN PROVISIONS OF THE VIRGINIA STOCK CORPORATION ACT

     The Virginia Act contains certain anti-takeover provisions regarding, among other things, affiliated transactions and control share acquisitions. In general, the Virginia Act's affiliated transactions provisions prevent a Virginia corporation from engaging in an "affiliated transaction" (as defined in the Virginia Act) with an "interested shareholder" (generally defined as a person owning more than 10% of any class of voting securities of the corporation) unless approved by a majority of the "disinterested directors" (as defined in the Virginia Act) and the holders of at least two thirds of the outstanding voting stock not owned by the interested shareholder, subject to certain exceptions.

     Under the control share acquisition provisions of the Virginia Act, shares acquired in a "control share acquisition," generally defined as transactions that increase the voting strength of the person acquiring such shares above certain thresholds in elections of directors generally, have no voting rights unless they are granted by a majority of the outstanding voting stock not owned by such acquiring person or by an employee-director of the company. If such voting rights are granted and the acquiring person controls 50% or more of the voting power, all shareholders, other than the acquiring person, are entitled to receive "fair value" (as defined in the Virginia Act) for their shares. If such voting rights are not granted, the corporation may, if authorized by its articles of incorporation or bylaws, purchase the acquiring person's shares at their cost to the acquiring person.

A Virginia corporation has the right to "opt out" of the control share acquisition statute. Although Norfolk Southern has not done so, its Board at any time and without stockholder approval could "opt out" of the statute.



                      DESCRIPTION OF THE DEPOSITARY SHARES

     Norfolk Southern may elect to offer fractional shares of preferred stock rather than full shares of preferred stock. If so, Norfolk Southern will issue receipts for these "depositary shares," each of which will represent a fraction of a share of a particular series of preferred stock. Each holder of a depositary share will be entitled, in proportion to the fraction of preferred stock represented by that depositary share, to the rights and preferences of the preferred stock, including any dividend, voting, redemption, conversion and liquidation rights. Norfolk Southern will enter into an agreement (the "Deposit Agreement") with a depositary, which will be named in the related prospectus supplement, and with the holders of the "depositary receipts" that represent the depositary shares.

     The following summary of the depositary shares is not meant to be complete. For more information, you should refer to the Deposit Agreement, to the depositary receipts and the certificate of designation of the series of preferred stock that underlies that series of depositary shares and to the related prospectus supplement. A form of Deposit Agreement, depositary receipt and certificate of designation will be filed as exhibits to, or incorporated by reference into, the registration statement before we issue depositary receipts.

GENERAL

     In order to issue depositary shares, Norfolk Southern will issue preferred stock, and immediately deposit these shares with the depositary. The depositary then will issue and deliver depositary receipts to the persons who purchase depositary shares. The depositary will issue depositary receipts in a form that reflects whole depositary shares, and each may evidence any number of whole depositary shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash and non-cash distributions it receives, with respect to the underlying preferred stock, to the record holders of depositary shares in proportion to the number of depositary shares they hold. In the case of non-cash distributions, the depositary may determine that the distribution cannot be made proportionately or that it may not be feasible to make the distribution. If so, the depositary will, with our approval, adopt a method it deems equitable and practicable to effect the distribution, including the sale (public or private) of the securities or other non-cash property it receives in the distribution at a place and on terms it deems proper. Norfolk Southern or the depositary may reduce the amount it distributes in order to pay taxes or other governmental charges.

REDEMPTION OF DEPOSITARY SHARES

     If Norfolk Southern redeems the series of preferred stock that underlies the depositary shares, the depositary will redeem the depositary shares from the proceeds it receives from the redemption of the preferred stock it holds. The depositary will redeem the number of depositary shares that represent the amount of underlying preferred stock that Norfolk Southern redeemed. The redemption price per depositary share will be in proportion to the redemption price per share that Norfolk Southern paid for the underlying preferred stock. If Norfolk Southern redeems less than all the depositary shares, the depositary will select by lot, or by some substantially equivalent method, which depositary shares to redeem.

     After a redemption date is fixed, the depositary shares to be redeemed no longer will be considered outstanding. The rights of the holders of the depositary shares will cease, except the right to receive money or other property they are entitled to receive upon the redemption. In order to redeem their depositary shares, holders will surrender their depositary receipts to the depositary. If Norfolk Southern deposits funds with the depositary to redeem depositary shares, and the holders fail to redeem their receipts, the money will be returned to Norfolk Southern within two years from the date the funds are deposited.

VOTING THE PREFERRED STOCK

     When Norfolk Southern notifies the depositary about any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information to the record holders of depositary shares related to that preferred stock. Each record holder of such depositary shares on the record date (which will be the same date as the record date for the related preferred stock) will be entitled to instruct the depositary how to vote the shares of preferred stock represented by that holder's depositary shares. The depositary will try to vote the preferred stock represented by the depositary shares in accordance with these instructions, provided the depositary receives these instructions sufficiently in advance of the meeting. Norfolk Southern will take all reasonable action necessary to provide the depositary with sufficient notice of any meeting. If the depositary does not receive instructions from the holders of the depositary shares, the depositary will abstain from voting the preferred stock that underlies those depositary shares.

WITHDRAWAL OF PREFERRED STOCK

     When a holder surrenders depositary receipts at the corporate trust office of the depositary, and pays any necessary taxes, charges or other fees, the holder will be entitled to receive the number of whole shares of the related series of preferred stock, and any money or other property, if any, represented by their depositary shares. Once a holder exchanges depositary shares for whole shares of preferred stock, that holder cannot "re-deposit" these shares of preferred stock with the depositary, or exchange them for depositary shares. If a holder delivers depositary receipts that represent a number of depositary shares that exceeds the number of whole shares of related preferred stock the holder seeks to withdraw, the depositary will issue a new depositary receipt to the holder that evidences the excess number of depositary shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     Norfolk Southern and the depositary can agree, at any time, to amend the form of depositary receipt and any provisions of the Deposit Agreement. However, if an amendment has a material adverse affect on the rights of the holders of related depositary shares, it must first be approved by the holders of at least a majority of these depositary shares then outstanding. Every holder of a depositary receipt at the time an amendment becomes effective will be bound by the amended Deposit Agreement. However, subject to any conditions in the Deposit Agreement or applicable law, no amendment can impair the right of any holder of a depositary share to receive shares of the related preferred stock, and any money or other property represented by the depositary shares, upon surrender the depositary receipts that represent their depositary shares.

     Norfolk Southern can terminate the Deposit Agreement at any time, as long as it provides at least 60 days' prior written notice to the depositary. If Norfolk Southern terminates the Deposit Agreement, then within 30 days from the date the depositary receives notice, the depositary will deliver whole or fractional shares of the related preferred stock to the holders of depositary shares, when they surrender their depositary receipts. The Deposit Agreement will terminate automatically after all outstanding depositary shares have been redeemed, or, in connection with any liquidation, dissolution or winding up of Norfolk Southern, after the final distribution of Norfolk Southern's assets has been made to the holders of the related series of preferred stock and, in turn, to the holders of depositary shares.

CHARGES OF DEPOSITARY

     Norfolk Southern will pay the charges of the depositary, including charges in connection with the initial deposit of the related series of preferred stock, the initial issuance of the depositary shares, and all withdrawals of shares of the related series of preferred stock. Norfolk Southern also will pay all transfer and other taxes and the government charges that arise solely from the existence of the depositary arrangements. However, holders of depositary shares will have to pay all other transfer and other taxes and government charges, as provided in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign, at any time, by delivering written notice of its decision to Norfolk Southern. We may remove the depositary at any time. Any resignation or removal will take effect when we appoint a successor depositary. Norfolk Southern must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal, and the successor depositary must be a bank or trust corporation that has its principal office in the United States, and has a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     Norfolk Southern will be required to furnish certain information to the holders of the preferred stock. The depositary, as the holder of the underlying preferred stock, will forward any reports or information it receives from Norfolk Southern to the holders of depositary shares.

     Neither the depositary nor Norfolk Southern will be liable if its ability to perform its obligations under the Deposit Agreement is prevented or delayed by law or any circumstance beyond its control. Both Norfolk Southern and the depositary will be obligated to use their best judgment and to act in good faith in performing their duties under the Deposit Agreement. Each of Norfolk Southern and the depositary will be liable for gross negligence and willful misconduct in the performance of its duties under the Deposit Agreement. They will not be obligated to appear in, prosecute or defend any legal proceeding with respect to any depositary receipts, depositary shares or preferred stock unless they receive what they, in their sole discretion, determine to be a satisfactory indemnity. Norfolk Southern and the depositary may rely on the advice of legal counsel (including in-house counsel) or accountants of their choice. They may also rely on information provided by persons they believe, in good faith, to be competent, and on documents they believe, in good faith, to be genuine.

     The depositary's corporate trust office will be identified in the related prospectus supplement. Unless the prospectus supplement indicates otherwise, the depositary will act as transfer agent and registrar for depositary receipts, and if Norfolk Southern redeems shares of preferred stock, the depositary will act as redemption agent for the corresponding depositary receipts.


                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the debt securities. The particular terms of each series of debt securities we may offer will be described in the related prospectus supplement. Any senior debt securities will be issued under a senior indenture, dated as of January 15, 1991, between the Company and U.S. Bank Trust National Association, formerly known as First Trust of New York, National Association, as successor trustee. Any subordinated debt securities will be issued under a subordinated indenture between the Company and U.S. Bank Trust National Association, as trustee. The senior indenture and the subordinated indenture are sometimes referred to collectively as the "indentures," and the trustee under each indenture is sometimes referred to collectively as the "trustees."

     The following summary of certain provisions of the indentures and the debt securities is not meant to be complete. For more information, you should refer to the full text of the indentures and the debt securities, including the definitions of certain terms not defined herein, and the related prospectus supplement. The senior indenture has been incorporated by reference as an exhibit to this registration statement, and a form of the subordinated indenture, or any supplements to either of the indentures, will be filed as exhibits to, or incorporated by reference into, the registration statement before we issue debt securities.

GENERAL

     The  indentures  do not  limit  the  aggregate  principal  amount  of  debt
securities  Norfolk  Southern  may  issue.   Unless  otherwise  specified  in  a
prospectus supplement,

     o debt securities will be unsecured obligations of Norfolk Southern;

     o senior debt securities will rank equally with all other unsecured and unsubordinated indebtedness of Norfolk Southern; and

     o subordinated debt securities will be subordinate, in right of payment, to all senior indebtedness (as defined in the applicable subordinated indenture).

     A prospectus supplement will describe the following terms of any series of debt securities we may offer:

     o the title;

     o any limit on the amount that may be issued;

     o the date(s) of maturity;

     o the rate(s) of interest, if any, or the method of calculation, the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

     o the covenants applicable to the debt securities;

     o any mandatory or optional sinking fund or analogous provisions;

     o the date(s), if any, on which, and the price(s) at which Norfolk Southern is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at a holder's option to purchase, such series of debt securities and other related terms and provisions;

     o the applicability of any provisions described under "Satisfaction and Discharge of Indenture" in the indentures;

     o the index used to determine any payments to be made on the debt securities;

     o the currency or currencies of any payments to be made on the debt securities;

     o whether or not the debt securities will be issued in global form, their terms and the depositary;

     o the terms upon which a global note may be exchanged in whole or in part for other debt securities; and

     o any other terms of the series of debt securities.

CONVERSION OR EXCHANGE OF DEBT SECURITIES

     The prospectus supplement will set forth the terms on which a series of debt securities may be converted into or exchanged for other securities of Norfolk Southern. These terms will include whether conversion or exchange is mandatory, or is at the option of the holder or of Norfolk Southern. We also will describe how we will calculate the number of securities that holders of debt securities would receive if they convert or exchange their debt securities.

EVENTS OF DEFAULT

     Under the indentures, an "event of default" includes the following:

     o failure to pay any principal or premium, if any, when due;

     o failure to pay any interest when due, and this failure continues for 30 days and the time for payment has not been extended or deferred;

     o failure to pay any sinking fund installment when due;

     o failure to perform any covenant in the indenture, and the failure continues for 90 days;

     o acceleration of any indebtedness of Norfolk Southern (or any "significant subsidiary" of Norfolk Southern, as defined in the federal securities laws) in an aggregate principal amount that exceeds $30,000,000; and

     o certain events of bankruptcy, insolvency or reorganization.

     If an event of default occurs and is continuing, either the trustee or the holders of at least 25%, in aggregate principal amount, of the outstanding debt securities affected by the default, may notify Norfolk Southern (and the trustee, if notice is given by the holders) and declare that the unpaid principal, premium, and accrued interest, if any, is due and payable immediately. However, under certain circumstances, the holders of a majority in aggregate principal amount of outstanding debt securities may be able to rescind and annul this declaration for accelerated payment. Norfolk Southern will furnish the trustee with an annual statement that describes how Norfolk Southern has performed its obligations under the indenture, and that specifies any defaults that may have occurred.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The terms of a series of subordinated debt securities will be set forth in the subordinated indenture and the related prospectus supplement. The subordinated debt securities will be unsecured obligations of Norfolk Southern and will be subordinate in right of payment to certain other indebtedness of Norfolk Southern. Unless otherwise indicated in the related prospectus supplement, the subordinated indenture does not contain any restrictions on the amount of senior or other subordinated indebtedness that Norfolk Southern may incur.

     The subordinated debt securities will be subordinate only to senior debt securities and secured debt. In the event of the bankruptcy or insolvency of Norfolk Southern before or after maturity of the subordinated debt securities, unsecured creditors who do not hold senior debt securities will rank equally with the holders of the subordinated debt securities in priority of payment. However, federal bankruptcy courts have broad equity powers. A bankruptcy court may, among other things, reclassify subordinated debt securities into a class of claims with a different relative priority than other claims against the Company.

SATISFACTION AND DISCHARGE OF INDENTURES

     Norfolk Southern may terminate its obligations with respect to a series of debt securities under the indentures if:

     o all the outstanding debt securities have been delivered to the trustee for cancellation;

     o Norfolk Southern has paid all sums it is required to pay under the respective indentures; or

     o Norfolk Southern deposits with the trustee sufficient funds, or the equivalent thereof, to cover payments due under the indentures.

     As a condition to defeasance, Norfolk Southern must deliver to the trustee an opinion of counsel to the effect that (i) the holders will not recognize gain or loss on such debt securities for federal income tax purposes solely as a result of Norfolk Southern's defeasance, and (ii) the holders will be subject to federal income tax in the same amounts and at the same times as would have been the case if Norfolk Southern's defeasance had not occurred. In the event of defeasance, holders of debt securities must look to the funds Norfolk Southern has deposited with the trustee to cover payments due under the indentures.

MODIFICATION AND WAIVER

     Norfolk Southern and the trustee may modify or amend the indentures by obtaining the written consent of the individuals who hold at least a majority, in aggregate principal amount, of the outstanding debt securities of each series that is affected. However, certain changes can be made only with the consent of each holder of an outstanding series of debt securities. For example, each holder must consent to changes in:

     o the stated maturity date;

     o the principal, premium, or interest payments, if any;

     o the place or currency of any payment;

     o the rights of holders to enforce payment;

     o the percentage of outstanding debt securities of any series, if the consent of the holders of those debt securities is needed to modify, amend or waive certain provisions of the indenture;

     o the conversion provisions of any convertible debt security; or

     o the subordination provisions.

     The holders of a majority, in aggregate principal amount, of the outstanding debt securities of any series can consent, on behalf of the holders of the entire series, to waive certain provisions of the indentures. In addition, these holders also can consent to waive any past default under the indentures, except:

     o a default in any payments due; and

     o a default on an indenture provision that can be modified or amended only with the consent of each holder of an outstanding debt security.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Norfolk Southern cannot merge with, or sell, transfer or lease substantially all of its assets to, another corporation, without the consent of the holders of a majority, in aggregate principal amount, of the outstanding debt securities under the indentures, unless:

     o the successor corporation is organized and existing under the laws of the United States and assumes Norfolk Southern's obligations under the respective indenture;

     o after giving effect to the transaction, no event of default (and no event which, after notice or lapse of time, would become an event of default) will have occurred and be continuing; and

     o the successor corporation executes a supplemental indenture that assumes the obligations of the related indenture, satisfies the trustees, and provides the necessary opinions and certificates.

     Since Norfolk Southern is a holding company, if one of its subsidiaries distributes its assets as a result of a liquidation or recapitalization of that subsidiary, the rights of Norfolk Southern, of Norfolk Southern's creditors and of the holders of debt securities to participate in the subsidiary's distribution of assets will be subject to the prior claims of that subsidiary's creditors, except to the extent that Norfolk Southern itself may be a creditor with prior claims enforceable against its subsidiary.

FORM, EXCHANGE AND TRANSFER

     Unless otherwise indicated in a prospectus supplement, the debt securities of each series will be issued only in fully registered form, without coupons, and in denominations of $100,000 and integral multiples of $1,000 thereof. At the option of the holder, subject to the terms of the indentures and the limitations on global securities described in a prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount. Holders can exchange or register the transfer of their debt securities, in the manner prescribed by Norfolk Southern or the trustee, at the office of Norfolk Southern's security registrar or transfer agent which Norfolk Southern will designate in the related prospectus supplement. Unless the debt securities provide otherwise, there is no service charge to exchange or register the transfer of debt securities. However, Norfolk Southern may require holders to pay any taxes or other governmental charges. Norfolk Southern can designate additional transfer agents, terminate any transfer agent, or change the office through which a transfer agent acts, but Norfolk Southern must maintain a transfer agent in each place, as described in the related prospectus supplement, where debt securities payments are made.

CONCERNING THE TRUSTEE

     Unless the related prospectus supplement indicates otherwise, U.S. Bank Trust National Association will be the trustee under each of the indentures, and will act as the security registrar and paying agent for the Company's debt securities.

     The holders of a majority, in aggregate principal amount, of the debt securities of any series will have the right to direct the time, method and place to conduct any proceeding to exercise any remedy available to the trustee, subject to certain exceptions. The indentures provide that if an event of default occurs (and is not cured) with respect to a series of debt securities, the trustee will be required, in the exercise of its power, to use the same degree of care a prudent person would use in the conduct of that person's own affairs. Subject to this standard, the trustee is not obligated to exercise any of its powers under the indentures at the request of a debt securities holder, unless the holder offers to indemnify the trustee against any loss, liability or expense, and then only to the extent required by the terms of the applicable indenture.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act shall be applicable.


                              PLAN OF DISTRIBUTION

     Norfolk Southern may sell common stock, preferred stock, depositary shares or any series of debt securities we may offer, from time to time, in one or more of the following ways:

     o to underwriters for resale to the public or to institutional investors;

     o directly to institutional investors; or

     o through agents to the public or to institutional investors.

     The related prospectus supplements will set forth the terms of the offering of the securities including:

     o the name or names of any underwriters or agents;

     o the purchase price of such securities;

     o the proceeds to Norfolk Southern from such sale;

     o any underwriting discounts, agency fees and other items constituting underwriters' or agents' compensation;

     o any initial public offering price;

     o any  discounts,   concessions  or   commissions   dealers   receive  from
       underwriters; and

     o any securities exchanges on which the securities may be listed.

     If underwriters are used in the sale, the underwriters will acquire the securities for their own account, and they may resell the securities, from time to time, in one or more transactions, including negotiated transactions, either at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may receive compensation from Norfolk Southern in the form of discounts or commissions, and to the extent they act as agents, they may also receive commissions from the purchasers of securities. Underwriters also may sell securities to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters, and to the extent they act as agents, commissions from the purchasers of securities.

     Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

     Underwriters and agents may be entitled, under agreements entered into with Norfolk Southern, to be indemnified by Norfolk Southern against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents may be customers of, engage in transactions with, or perform services for Norfolk Southern and its affiliates in the ordinary course of business.

     Other than Norfolk Southern common stock which is listed on the NYSE, each series of securities will be a new issue of securities and will have no established trading market. Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. Any underwriters to whom securities are sold by Norfolk Southern for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than common stock, may or may not be listed on a national securities exchange.

                                 LEGAL OPINIONS

     William A. Noell, Jr., Esq., General Solicitor - Corporate for Norfolk Southern (or another senior corporate counsel designated by the Company) will pass upon the validity of the securities for Norfolk Southern. The counsel named in the applicable prospectus supplement will pass upon the validity of the securities for any underwriter. Mr. Noell, as General Solicitor - Corporate for Norfolk Southern, participates in various employee benefit and incentive plans, including stock option plans, offered to employees of Norfolk Southern.


                                     EXPERTS

     KPMG LLP, independent certified public accountants, audited the Company's consolidated financial statements and related schedule as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, as indicated in their report. All of these documents have been incorporated by reference into this prospectus and elsewhere in the registration statement in reliance on the report of KPMG LLP and upon their authority as experts in auditing and accounting. The consolidated financial statements of Conrail as of, and for the year ended, December 31, 1999, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, have been incorporated by reference into this prospectus and elsewhere in the registration statement in reliance on the report of KPMG LLP and Ernst & Young LLP, both independent certified public accountants, given on the authority of said firms, as experts in auditing and accounting.

     The consolidated financial statements of Conrail Inc. as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Norfolk Southern Corporation for the year ended December 31, 1999, which includes such financial statements of Conrail Inc. in exhibit 99, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.